SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. _)*

                               KOMAG, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   500453 20 4
                                ----------------
                                 (CUSIP Number)

                                  June 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which schedule is filed:

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500453 20 4             SCHEDULE 13G                      Page 2 of 16
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JDS Capital, L.P.
    I.R.S # 13-4189233
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          2,756,912
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       2,756,912
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,756,912
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11.28%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 500453 20 4             SCHEDULE 13G                      Page 3 of 16
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dimensional Partners, Ltd.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          672,368
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       672,368
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    672,368
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    2.75%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 500453 20 4             SCHEDULE 13G                      Page 4 of 16
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dimensional Partners, L.P.
    I.R.S # 13-5514352
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          903,211
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       903,211
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    903,211
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.69%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 500453 20 4             SCHEDULE 13G                      Page 5 of 16
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JDS Capital Management, Inc.
    I.R.S # 13-3918633
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          672,368
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       672,368
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    672,368
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    2.75%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 500453 20 4             SCHEDULE 13G                      Page 6 of 16
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JDS Asset Management, LLC
    I.R.S # 13-4053441
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          903,211
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       903,211
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    903,211
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.69%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 500453 20 4             SCHEDULE 13G                      Page 7 of 16
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JDS Capital Management, LLC
    I.R.S # 13-3918633
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          2,756,912
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       2,756,912
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,756,912
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11.28%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 500453 20 4             SCHEDULE 13G                      Page 8 of 16
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joseph D. Samberg
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          4,332,491
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       4,332,491
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,332,491
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    17.72%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

---------------------                                               ------------
CUSIP No. 500453 20 4                                               Page 9 of 16
---------------------                                               ------------

INTRODUCTORY NOTE: This Statement on Schedule 13G is the initial filing on
Schedule 13G by the Reporting Persons (as defined below) pursuant to Rule 13d-1(c) (the "Schedule 13G"). The Schedule 13G is filed by (i) Dimensional Partners, L.P., a Delaware limited partnership ("Dimensional I"), (ii) the general partner of Dimensional I, JDS Asset Management, LLC, a Delaware limited liability company ("JDSAM"), (iii) Dimensional Partners, Ltd., a Cayman Islands company ("Dimensional II"), (iv) the investment manager and sub-advisor of Dimensional II, JDS Capital Management, Inc., a Delaware corporation ("JDSCM"),
(v) JDS Capital, L.P., a Delaware limited partnership ("JDSCAP"), (vi) the general partner of JDSCAP, JDS Capital Management, LLC, a Delaware limited liability company ("JDSCMLLC"), and (vii) Joseph D. Samberg, the Managing Member of JDSAM and JDSCMLLC and the President of JDSCM ("Samberg") (collectively, the "Reporting Persons").

Item 1 (a). Name of Issuer

Komag, Incorporated

Item 1 (b). Address of Issuer's Principal Executive Offices

1710 Automation Parkway, San Jose, California 95131

Item 2 (a). Name Person Filing

Dimensional Partners, L.P.
JDS Asset Management, LLC
Dimensional Partners, Ltd.
JDS Capital Management, Inc.
JDS Capital L.P.
JDS Capital Management, LLC
Joseph D. Samberg

Item 2 (b). Address of Principal Business Office

Address of principal business office of each of Dimensional I, JDSAM, JDSCM, JDSCAP, JDSCMLLC, and Samberg is: 780 Third Avenue, 45th Floor, New York, NY 10017.

Address of principal business office of Dimensional II is: Corporate Center, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands.

Item 2 (c). Citizenship

                                  SCHEDULE 13G

---------------------                                              -------------
CUSIP No. 500453 20 4                                              Page 10 of 16
---------------------                                              -------------

Dimensional I and JDSCAP are Delaware limited partnerships; JDSAM and JDSCMLLC are Delaware limited liability companies, Dimensional II is a Cayman Islands company, JDSCM is a Delaware corporation, and Samberg is a citizen of the United States.

Item 2 (d). Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2 (e). CUSIP Number

500453 20 4


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

(a)  |_|    Broker or dealer registered under Section 15 of the Exchange Act;

(b)  |_|    Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)  |_|    Insurance Company as defined in Section 3(a)(19) of the Exchange
            Act;

(d)  |_|    Investment Company registered under Section 8 of the Investment
            Company Act;

(e)  |_|    Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  |_|    Employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)  |_|    A parent holding company or control person in accordance with Rule
            13d-1(b)(ii)(G);

(h)  |_|    A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act;

(i)  |_|    A church plan that is excluded from the definition of an
            investment company under Section 3(c)(14) of the Investment Company
            Act;

(j)  |_|    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4(a). Ownership

As of June 30, 2002, in the aggregate, Dimensional I, Dimensional II and JDSCAP beneficially own 4,332,491 shares of Common Stock.

Of the aforesaid 4,332,491 shares, Dimensional I beneficially owns 903,211 shares of Common Stock.

                                  SCHEDULE 13G

---------------------                                              -------------
CUSIP No. 500453 20 4                                              Page 11 of 16
---------------------                                              -------------

Of the aforesaid 4,332,491 shares, Dimensional II beneficially owns 672,368 shares of Common Stock.

Of the aforesaid 4,332,491 shares, JDSCAP beneficially owns 2,756,912 shares of Common Stock.

Dimensional I, Dimensional II, JDSAM (as the general partner of Dimensional I), JDSCM (as the investment manager and sub-advisor of Dimensional II), JDSCAP, JDSCMLLLC and Samberg (as the Managing Member of JDSAM and as the President of JDSCM), may be deemed to be the beneficial owners of the shares belonging to Dimensional I, Dimensional II and JDSCAP. However, Dimensional II, JDSAM, JDSCM, JDSCAP, JDSCMLLLC and Samberg disclaim beneficial ownership of the shares belonging to Dimensional I (except for the indirect interest of JDSAM by virtue of being a general partner of Dimensional I and the indirect interest of Samberg by virtue of being a member of JDSAM); Dimensional I, JDSAM, JDSCM, JDSCAP, JDSCMLLLC and Samberg disclaim beneficial ownership of the shares belonging to Dimensional II; and Dimensional I, Dimensional II, JDSAM, JDSCM, JDSCMLLLC and Samberg disclaim beneficial ownership of the shares belonging to JDSCAP (except for the indirect interest of JDSCMLLC by virtue of being a general partner of JDSCAP and the indirect interest of Samberg by virtue of being a member of JDSCMLLC).

Item 4(b). Percent of Class(1)

As of June 30, 2002, in the aggregate, Dimensional I, Dimensional II and JDSCAP beneficially own 17.72% of the total outstanding shares of Common Stock.

As of June 30, 2002, Dimensional I beneficially owns 3.69% of the total outstanding shares of Common Stock.

As of June 30, 2002, Dimensional II beneficially owns 2.75% of the total outstanding shares of Common Stock.

As of June 30, 2002, JDSCAP beneficially owns 11.28% of the total outstanding shares of Common Stock.

Dimensional I, Dimensional II, JDSAM (as the general partner of Dimensional I), JDSCM (as the investment manager and sub-advisor of Dimensional II), JDSCAP, JDSCMLLLC (as the general partner of JDSCAP) and Samberg (as the Managing Member of JDSAM and JDSCMLLC and as the President of JDSCM), may be deemed to be the beneficial owners of the shares belonging to Dimensional I, Dimensional II and JDSCAP, and therefore to each own 17.72% of the total outstanding shares of Common Stock. However, since Dimensional II, JDSAM, JDSCM, JDSCAP, JDSCMLLLC and Samberg disclaim beneficial ownership of the shares belonging to Dimensional I (except for the indirect interest of JDSAM by virtue of being a general partner of Dimensional I and the indirect interest of Samberg by virtue of being a member of JDSAM), and

----------
(1) The percentages were calculated based on the assumption that 24,451,285 shares of Common Stock were outstanding as of June 30, 2002. This number includes the 1,625,000 shares to be issued to certain employees, as of June 30, 2002, pursuant to the Further Modified First Amended Plan of Reorganization, dated May 7, 2002.

                                  SCHEDULE 13G

---------------------                                              -------------
CUSIP No. 500453 20 4                                              Page 12 of 16
---------------------                                              -------------

since Dimensional I, JDSAM, JDSCM, JDSCAP, JDSCMLLLC and Samberg disclaim beneficial ownership of the shares belonging to Dimensional II, and since Dimensional I, Dimensional II, JDSAM, JDSCM, JDSCMLLLC and Samberg disclaim beneficial ownership of the shares belonging to JDSCAP (except for the indirect interest of JDSCMLLC by virtue of being a general partner of JDSCAP and the indirect interest of Samberg by virtue of being a member of JDSCMLLC), the respective percentage beneficial ownerships of Dimensional I, Dimensional II and JDSCAP in the shares are as stated in the preceding paragraphs in this Item 4(b) and JDSAM, JDSCM, JDSCMLLC and Samberg do not beneficially own any percentage interest in the aforesaid shares.

Item 4(b). Number of Shares as to which each Person filing has:

i. Sole power to vote or to direct the vote: 0.

ii. Shared power to vote or to direct the vote: 4,332,491. However, (a) since none of JDSCM, Dimensional II, JDSCAP, JDSCMLLLC or Samberg is the general partner of Dimensional I and since, other than Samberg, none of them has an interest in or authority over Dimensional I, only Dimensional I, JDSAM and Samberg have the actual shared power to vote or to direct the vote of 903,211 shares of Common Stock; (b) since none of JDSAM, Dimensional I, JDSCAP or JDSCMLLLC is an officer, director, advisor or sub-advisor of Dimensional II and since none of them has an interest in or authority over Dimensional II, only Dimensional II, JDSCM and Samberg have the actual shared power to vote or to direct the vote of 672,368 shares of Common Stock; and (c) since none of Dimensional I, JDSCAM, JDSCM, Dimensional II, or Samberg is the general partner of JDSCAP and since, other than Samberg, none of them has an interest in or authority over JDSCAP, only JDSCAP, JDSCMLLC and Samberg have the actual shared power to vote or to direct the vote of 2,756,912 shares of Common Stock.

iii. Sole power to dispose or to direct the disposition of: 0.

iv. Shared power to dispose or to direct the disposition of: 4,332,491.

      However, (a) since none of JDSCM, Dimensional II, JDSCAP, JDSCMLLLC or Samberg is the general partner of Dimensional I and since, other than Samberg, none of them has an interest in or authority over Dimensional I, only Dimensional I, JDSAM and Samberg have the actual shared power to dispose or to direct the disposition of 903,211 shares of Common Stock; (b) since none of JDSAM, Dimensional I, JDSCAP or JDSCMLLLC is an officer, director, advisor or sub-advisor of Dimensional II and since none of them has an interest in or authority over Dimensional II, only Dimensional II, JDSCM and Samberg have the actual shared power to dispose or to direct the disposition of 672,368 shares of Common Stock; and (c) since none of Dimensional I, JDSCAM, JDSCM, Dimensional II, or Samberg is the general partner of JDSCAP and since, other than Samberg, none of them has an interest in or authority over JDSCAP, only JDSCAP,

                                  SCHEDULE 13G

---------------------                                              -------------
CUSIP No. 500453 20 4                                              Page 13 of 16
---------------------                                              -------------

JDSCMLLC and Samberg have the actual shared power to dispose or to direct the disposition of 2,756,912 shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

See attached Exhibit A.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

---------------------                                              -------------
CUSIP No. 500453 20 4                                              Page 14 of 16
---------------------                                              -------------

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 15, 2002.

JDS CAPITAL, L.P.
By: JDS Capital Management, LLC.,
its general partner

By: /s/ Joseph D. Samberg
   -------------------------------------------
   Name: Joseph D. Samberg
   Title: Managing Member


DIMENSIONAL PARTNERS, LTD.
By: JDS Capital Management, Inc.
its investment manager and sub-advisor

By: /s/ Joseph D. Samberg
   -------------------------------------------
   Name: Joseph D. Samberg
   Title: President


DIMENSIONAL PARTNERS, L.P.
By: JDS Asset Management, LLC,
its general partner

By: /s/ Joseph D. Samberg
   -------------------------------------------
   Name: Joseph D. Samberg
   Title: Managing Member


JDS CAPITAL MANAGEMENT, LLC

By: /s/ Joseph D. Samberg
   -------------------------------------------
   Name: Joseph D. Samberg
   Title: Managing Member

                                  SCHEDULE 13G

---------------------                                              -------------
CUSIP No. 500453 20 4                                              Page 15 of 16
---------------------                                              -------------

JDS ASSET MANAGEMENT, LLC

By: /s/ Joseph D. Samberg
   ------------------------------------
   Name: Joseph D. Samberg
   Title: Managing Member


JDS CAPITAL MANAGEMENT, INC.

By: /s/ Joseph D. Samberg
   ------------------------------------
   Name:    Joseph D. Samberg
   Title:   President

    /s/ Joseph D. Samberg
   -----------------------------------
   Joseph D. Samberg

                                  SCHEDULE 13G

---------------------                                              -------------
CUSIP No. 500453 20 4                                              Page 16 of 16
---------------------                                              -------------

                                    Exhibit A

JDS Capital L.P.
Dimensional Partners, Ltd.
Dimensional Partners, L.P.
JDS Capital Management, LLC
JDS Asset Management, LLC
JDS Capital Management, Inc.
Joseph D. Samberg